May 2019 Exhibit 99.4

Cautionary Statement and Disclaimer The views expressed here may contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness, reasonableness or reliability of this information. Any forward looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources plc and Vedanta Limited and any of their subsidiaries. Past performance of Vedanta Resources plc and Vedanta Limited and any of their subsidiaries cannot be relied upon as a guide to future performance. This presentation contains 'forward-looking statements' – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as 'expects,' 'anticipates,' 'intends,' 'plans,' 'believes,' 'seeks,' or 'will.' Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. We caution you that reliance on any forward-looking statement involves risk and uncertainties, and that, although we believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statement based on those assumptions could be materially incorrect. This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources plc and Vedanta Limited and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision.

Contents Section Presenter Page FY19 Review Venkat, CEO 4 Financial Update Arun Kumar, CFO 12 Business Update Venkat, CEO 19 Appendix 30

FY2019 Review Venkat Chief Executive Officer

Zero fatality in Q4 (9 in FY 2019) Safety focus across business: Visible leadership Safety Critical Tasks ensuring controls in place Business Partner engagement Reusing 60% tailings as ‘paste-fills’ for void replacement at Zinc India underground mine Using tailings dams and waste pits as land for solar farms at Zinc India (38MW plant saving additional land footprint of 190 acres) Heading Towards – Zero Harm, Zero Waste, Zero Discharge Sustainability Safety 94% waste recycling in FY 2019 16.6% reduction in GHG Emissions Conserved 1.4 million GJ of energy Conserved 2.3 million cubic meter of water Environment

Contributing to the communities Nand Ghar 502 centers across Rajasthan, Uttar Pradesh, Madhya Pradesh, Goa and Uttarakhand Supporting 17,000 children and 15,000 women Building world class model of pre-school education and healthcare Targeting 4,000 centers, 85 million children and 20 million women across 11 states Sports Sesa Football Academy, four centers train over 500 youth players every week At Zinc Football, 64 community feeder academies currently training up nearly 2,000 talents under 14 Medical Centre at Odisha Built 350 bedded state-of-art tertiary care oncology facility at Naya Raipur Over 4,000 patients treated Over 250 surgeries Radiation therapy to 230+ patients and 1,000+ chemotherapy sessions Benefitting the lives of 3.0 million people across 1,042 villages Spent ₹ 309 Crore in FY 2019 (₹ 244 Cr in FY 2018)

Technology Driving Efficiency, Safety & Sustainability Oil & Gas: Central Polymer Facility Zinc International: Collision Awareness System Safety: State of the art Collision Awareness system for vehicle and individuals “Smart Ore” a digital concept providing end to end solution of mine performance and mine condition World’s largest Enhanced Oil Recovery polymer flood project in Mangala Field “New age” technology of High Density Multi Stage Fracturing in horizontal transverse wells – first in India Zinc India: Autonomous Load Haul Dump (LHD) Machine Aluminium: Improving productivity Parameters defined for Category “A” pots based on power consumption, Fe content Increase in Category A pots from 74% in FY2018 to 84% in FY2019 through process efficiency and stabilization measures Use of Technology for safety and improved productivity Autonomous machines for 24x7 mining at SK mine Remote controlled LHD for ore hauling

Global Demand CAGR 2019-30E 90% of Vedanta Group’s FY2019 EBITDA Vedanta Commodity Presence Significant Presence in Commodities with Leading Global Demand Growth Vedanta’s Focus is on the Right Commodities – Base Metals & Oil Large Diversified Asset Base with an Attractive Commodity Mix Source: Wood Mackenzie Source: USGS Mineral Commodity Summaries (February 2019), OPEC Annual Statistical Bulletin 2018. 7th Zinc Reserves: 10m tonnes 8th Bauxite Reserves: 660m tonnes Oil Reserves: 4.5bn bbl 7th Iron Ore Reserves: 5bn tonnes India mineral reserves ranking globally

Ideally positioned to capitalise on India’s growth potential 5.6 trillion (2030) 2.8 trillion (2019) GDP (real) 3,699 (2030) 2,054 (2019) Per capita income (real) 40% (2030) 34% (2019) Regulatory Reforms Urbanisation Source: Wood Mackenzie, IMF, IHS Markit, BMI, BP Energy Outlook 2019 Note: All commodities demand correspond to primary demand India demand potential Aluminium consumption (kg/capita) Zinc consumption (kg/capita) Copper consumption (kg/capita) Oil consumption (boe/capita) India Key Metrics National Mineral Policy (NMP) Hydrocarbon Exploration and Licensing Policy (HELP) Open Acreage Licensing Policy (OALP)

Significant Production Ramp-up across all businesses Expansion to 1.2 Mtpa Silver to 750-800 tonnes 1.35 Mtpa next phase expansion Growth projects including: Enhanced oil recovery Tight Oil & Gas Infill and upgrade projects Exploration projects incl OALP Ramp-up of Jharsuguda II total smelter from 2.0 Mtpa to 2.3 Mtpa Ramp-up of Alumina from to 1.5 Mtpa to 2.7 Mtpa to 4.0 Mtpa in the near to medium term Gamsberg 250 kt (Full potential) in Phase-I Skorpion pit extension Gamsberg Phase II for 450 kt Aluminium Alumina (kt) +50% +20% / +170% (kboepd) (Gamsberg mined metal kt) (mined metal Mtpa) +30% Zinc India Zinc International Oil & Gas Aluminium Steel Achieve 1.5 Mtpa production in FY20 Expansion to 2.5 Mtpa Integration with Jharkhand Iron Ore Mine (kt) +110%

Strategy to Enhance Long Term Value 130 199 2 0 99 168 109 110 113 Continue Focus on World Class ESG Performance Augment Our Reserves & Resources Base Operational Excellence Optimise Capital Allocation & Maintain Strong Balance Sheet Delivering on Growth Opportunities

Financial Update Arun Kumar Chief Financial Officer

Financial snapshot EBITDA FCF post capex ND/EBITDA Net Debt 24,012 cr 11,553 cr 1.1x ₹ 26,956 cr Down 4% y-o-y Up 47% y-o-y Lowest among Indian peers Higher 23% y-o-y EBITDA Margin* Contribution to Exchequer ROCE^ Dividend Yield 30% ~₹ 42,400 cr c. 13% 8.6% Industry leading margin Highest till date Industry leading return Best amongst Nifty * Excludes custom smelting at Copper India and Zinc-India operations ^ ROCE is calculated as EBIT net of tax outflow divided by average capital employed

EBITDA Bridge (Q3 FY2019 vs. Q4 FY2019) (In crore) Market & Regulatory (330) crore Operational ₹ 994 crore Iron-ore 148 ESL 87 ZI 76 Power (32) HZL (44) Cairn 17 Aluminum (303) Brent (142) Zinc, Lead & Silver 81 Note 1. Others mainly include impact of write back of liability pursuant to settlement agreement with a contractor at Balco in Q3 FY 2019. Aluminium 594 ZI 72 Cairn 27 Mktg & others 44

EBITDA Bridge (FY2018 vs. FY2019) (In crore) Market & Regulatory 632 crore Operational (66) crore ESL 791 Aluminium 454 Power 186 HZL (473) Zinc & Lead (1864) Aluminum (212) Brent 1553 Note 1. Others mainly include impact of shutdown of Tuticorin Smelter.

Net Debt for FY2019 (In ₹ crore) FCF Post Capex 11,553 crore

Strong Financial and Returns Profile Net Debt / EBITDA Impacted by ESL acquisition Dividend Yield Liquidity – Cash and investments @ 39,269 cr rated Tier I by CRISIL; – Undrawn line of credit c. 6,400 crore Net Interest – Reducing q-o-q Interest Income – Returns ~7%. Interest Expense – Maintained ~8% Average term debt maturity maintained above 3 years Average Term Debt Maturity (years)

Full year Capex guidance ROCE1 2.4 2.8 2.0 2.8 ~5% ~15% ~17% ~13% Self funded Capex Delivering Superior Returns Growth CAPEX Profile, $bn 0.7 1.0 1.2 1.5 FCF pre capex, $bn 1. ROCE is calculated as EBIT net of tax outflow divided by average capital employed.

Business Update Venkat Chief Executive Officer

Zinc India: On-track for 1.2Mtpa, planning for 1.35Mtpa underway Record Underground Mine Performance FY2019 Record production of Mined metal from UG mines, up 29% y-o-y Silver at 679 tonnes, up 22% y-o-y Lead metal at 198kt, up 18% y-o-y Zinc COP ex royalty at $1,008/t Commissioned Various Projects in Q4 - SK Mine shaft, Zawar 2 Mtpa Mill, Rampura Agucha 2nd Paste fill Plant On Track to achieve design capacity of 1.2 Mtpa by end of Q2 FY20 (in tonnes) Q1 FY20 2 nd Paste Fill plant at SK Mine Q2 FY20 RA Mine Shaft Fumer Plant commissioning Zawar dry tailing plant

Zinc International: Growth Plan for > 500ktpa Zinc Production



Value Addition
148ktpa
Current
>370 ktpa
Incl. Gamsberg Phase 1
500 ktpa
Incl. Gamsberg Phase 2
650 ktpa
Incl. Gamsberg Phase 3
FY20
+3 yrs
+5 yrs
BMM 65kt
Skorpion 66kt
Gamsberg 17kt
BMM 60kt
Skorpion 110kt
Gamsberg 200kt
BMM 70kt
Gamsberg Ph1 240kt
Gamsberg Ph2 200kt
BMM 70kt
Gamsberg Ph1 250kt
Gamsberg Ph2 200kt
Gamsberg Ph3 150kt

Skorpion & Black Mountain

- **Plan to increase production by ramping up Pit 112**
- **FY2019:**
  - **Skorpion:** Production of 66kt
  - **BMM:** Production of 65kt
  - CoP (BMM + Skorpion) at $1,937/t

Gamsberg

Gamsberg in operation and full ramp up by H1 FY20

- Project completed within target capex of $400 mn
- Commercial Production achieved in March'19
- Successful ore blending to deliver quality product
- Production of 17kt* in FY19 at a CoP of $1,474/t

* Including trail run production of 9.6kt

VEDANTA LIMITED – FY2019 INVESTOR PRESENTATION 21

Oil & Gas: Opportunities across life cycle

vedanta
transforming elements

10 Year PSC Extension

Approval for Rajasthan & Ravva PSC Extension as per GoI policy, subject to certain conditions

$ 3.2bn Gross Capex

Growth Capex driven through Integrated Partnership model with global oil field service companies

11 Developmental Rigs

99 wells drilled and 33 hooked up

90 mmscfd

RDG early gas production facility commissioned, ramp up commenced

41 OALP Blocks

Global tender issued inviting bids for end-to-end integrated contracts

2 New Onshore Block

Hazarigaon in Assam and Kaza in KG block contract signed under Discovered Small Fields (DSF) Bid Round II in March 2019

Exploration

41 OALP Blocks
Rajasthan
KG Offshore
Ravva

Appraisal

Rajasthan Tight Oil

Development

MBA ASP
Tight Oil – ABH
Tight Gas – RDG
B&A Polymer
Satellite Field Development
Ravva
2 DSF Fields

Production

Mangala Infill
Liquid handling upgrade

VEDANTA LIMITED – FY2019 INVESTOR PRESENTATION 22

Oil & Gas: Continuing to Execute on our Growth Strategy

vedanta
transforming elements

Development Projects

- Rich project portfolio comprising of enhanced oil recovery, tight oil and tight gas
- Focus on cutting edge technology enabling world class recovery rates
- Projects generate IRR of > 20% at oil price of $ 40/bbl
- Number of Wells from 500+ to 900+
- Gas mix increasing to > 15%

Exploration Projects

- Gross capex of $400mn in the prolific basins of Barmer, Ravva & KG offshore
- Oil discovery in 2nd well at KG Basin
- Evaluation of both the discoveries in KG Basin under progress
- Integrated contracts awarded for execution in Rajasthan & Ravva

OALP & DSF

- 41 blocks in OALP enhanced acreage from ~ 5,000 sq. km to ~ 55,000 sq. km
- Global tender issued inviting bids for end-to-end integrated contracts
- Awarded 2 onshore fields under DSF Bid Round II

Increased activity levels with disciplined low cost operating model leading to higher reserves and production

VEDANTA LIMITED – FY2019 INVESTOR PRESENTATION 23

World Class Resource Base Hydrocarbon Initially in Place of 7 bn boe 2P Reserves & 2C Resources of 1.2 bn boe (mmboe) Production being ramped up – Increasing Gas Mix 270 - Gross Average Volume (kboepd) Target Oil & Gas Mix Oil & Gas: Solidifying Long-Standing Reputation of Adopting Cutting Technology to foster world class recovery rates Resources Reserves Production (As at March 2019)

Aluminium: Significant progress on Strategic levers

Mar’19 COP at $ 1,700/t



1,934
2,018
2,025
1,776
Q1 FY19
Q2 FY19
Q3 FY19
Q4 FY19

FY2019

- Structural Reduction in Aluminium Cost
- Achieved Alumina Peak run rate of 1.8 Mtpa during the year
- Increased Local Bauxite supply met 30% of requirement
- Ramped Up Lanjigarh volume and local Bauxite reduced Alumina cost

Coal Secured %



49%
49%
72%
72%
Q1 FY19
Q2 FY19
Q3 FY19
Q4 FY19

Alumina Production & COP



341
358
308
290
325
348
404
424
Q1 FY19
Q2 FY19
Q3 FY19
Q4FY19
Production (kt)
COP ($/T)

Local Bauxite Sourcing



8%
17%
40%
53%
Q1 FY19
Q2 FY19
Q3 FY19
Q4 FY19

VEDANTA LIMITED – FY2019 INVESTOR PRESENTATION
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Aluminium – Moving towards Structural Cost Reduction

vedanta
transforming elements

Local Bauxite

- ✓ Mine capacity achieved: 3 MTPA; supplies as per state policy
- ✓ Expected to meet 1/3rd of our requirements for FY20

Participation in Direct Auctions (as per MMDR Act)

Imported Bauxite

- ✓ LTC signed with EGA for eventual ramp up to 4 Mtpa

Imported Alumina ~50%

- ✓ Index linked pricing
- ✓ LTC signed
- ✓ Alumina price indices have softened since FY19 high prices

Owned Alumina ~50%

- ✓ Peak run rate during FY19 @1.8 Mt
- Phase-I expansion to 2.7 Mtpa
- Medium term expansion to 4 Mtpa

Alumina

FY20 requirement of 4 Mtpa

A

B

C

Aluminum Capacity 2 MTPA

Expansion to 2.3 MTPA in Medium Term

Aluminium CoP $1,500/t

VEDANTA LIMITED – FY2019 INVESTOR PRESENTATION

26

Coal E-Auction Linkage 90% Aluminium – Moving towards Structural Cost Reduction (cont.) 72% coal requirement secured from linkage & captive block Tranche V linkage auction expected in FY20 Captive coal from Chotia block to be ramp up to 1.0 Mtpa in near term (0.45 Mt production in Q4 FY19) Target to secure 90% of requirement Balance requirements met from E-Auction & Imported sources Plant coal stock at >10 days level No power import Other Initiatives Logistics Carbon Shifting from road to rail Strategic partnership with key suppliers for long term contracts Margin Improvement Initiatives Increase value added production Focus on higher domestic sale Long term contracts with OEMs Coal E-Auction Secured Coal B C

Electrosteel Turnaround Performance

FY2019

- Record production of 1,199kt; up 17% y-o-y
- Ever highest sales of 1,185kt; up 15% y-o-y
- Industry leading margin at $115/t up 116% y-o-y
- VAP sale at 85%, up 8% y-o-y

Growth Plan

- Ramp up to design capacity of 2.5 Mtpa
- Diversified product mix – wire rod, rebar, DI pipe, billet, pig iron
- Integration with Jharkhand Iron ore mines

Asset turnaround strategy



Current
Achieved run rate of c1.5 Mtpa Hot Metal Production
Near term
Achieve 1.5 Mtpa Hot metal production in FY 2020
Medium term
Expansion to 2.5 Mtpa

Turnaround Performance through focused cost control, operational and commercial excellence

VEDANTA LIMITED – FY2019 INVESTOR PRESENTATION 28

Key Investment Highlights Large Diversified Asset Base with an Attractive Commodity Mix 1 Ideally Positioned to Capitalise on Favourable Geographic Presence Operational Excellence and Technology Driving Efficiency and Sustainability 4 Well-Invested Assets Driving Cash Flow Growth 3 Strong Financial Profile 5 Proven Track Record 6 2

Appendix

FY 2020 Guidance

Segment	FY20 Production	FY20 CoP
Zinc India	Mined Metal and Finished Metal: c 1.0 Mtpa Silver: 750 - 800 tonnes	< $1,000/t excluding royalty
Zinc International	Skorpion and BMM: >170kt Gamsberg: 180 - 200kt	ZI COP (excl Gamsberg) : $1,400/t Gamsberg: c $1,000/t
Oil & Gas	Gross Volume: 200-220 kboepd	Opex: ~ $7.5/boe
Aluminium	Alumina: 1.7-1.8 Mtpa Aluminium: 1.9 – 1.95 Mtpa	COP*: $ 1,725 – 1,775/t
Power	TSPL plant availability: >80%	
Iron Ore	Karnataka (WMT): 4.5 Mtpa Goa: To be updated on re-start of operations	
ESL	Hot Metal – c 1.5 Mtpa	Margin: $130 - $140/t
Copper - India	To be updated on re-start of operations	

**Hot Metal COP*

VEDANTA LIMITED – FY2019 INVESTOR PRESENTATION 31

Income Statement

Depreciation & Amortization

- Higher FY vs FY on account of non cash impairment reversal and change in reserve estimates in Q4 FY 2018 at Oil and Gas business , higher ore production at Zinc businesses and acquisition of ESL.
- Higher in Q4 FY19 due to change in reserve estimates at Oil and Gas business in Q4 FY 2018.

Finance Cost

- Higher in FY19 and Q4 due to borrowing for ESL Acquisition, temporary borrowing at Zinc India, higher interest rates in line with market trends offset by higher interest capitalisation.

Investment income

- Higher in FY19 and Q4 primarily on account of MTM gains on treasury investment made by overseas subsidiary.

Taxes

- FY 19 tax rate of 28% (before exceptional & DDT) , in line with earlier guidance.

In ₹ Crore	FY'19	FY'18	Q4 FY'19	Q4 FY'18
Revenue from operations	90,901	92,011	23,092	27,311
Other operating income	1,147	912	376	319
EBITDA	24,012	24,900	6,330	7,767
Depreciation & amortization	(8,192)	(6,283)	(2,258)	(1,683)
Finance Cost	(5,689)	(5,112)	(1,401)	(1,205)
Investment Income	3,618	3,205	1,599	917
Exchange gain/(loss)	(509)	(38)	(166)	(73)
Exceptional items - credit/(expense)	320	2,897	-	2,869
Taxes	(3,750)	(5,339)	(886)	(2,403)
Taxes – DDT	-	1,536	-	1,536
Taxes on exceptional items	(112)	(2,074)	-	(2,050)
Profit After Taxes (before exceptional items and DDT)	9,490	11,333	3,218	3,320
Profit After Taxes (before exceptional items)	9,490	12,869	3,218	4,856
Profit After Taxes	9,698	13,692	3,218	5,675
Attributable profit (before exceptional items and DDT)	**6,857**	**8,025**	**2,615**	**2,420**
Attributable profit (before exceptional items)	6,857	9,561	2,615	3,956
Attributable PAT	7,065	10,342	2,615	4,802
Minorities % (before exceptional items and DDT)	28%	30%	19%	26%

Note: Previous period figures have been regrouped or re-arranged wherever necessary to conform to the current period's presentation

VEDANTA LIMITED – FY2019 INVESTOR PRESENTATION 32

Project Capex

Capex in Progress	Status	Capex[3] ($mn)	Spent up to 31 Mar'18[4]	Spent in FY2018[4]	Unspent as at 31 Mar'19[5]
Cairn India[1] – Mangala Infill, Liquid handling, Bhagyam & Aishwariya EOR, Tight Oil & Gas etc		2,481	183	469	1,829
Aluminium Sector					
Jharsuguda 1.25mtpa smelter	Line 3: Fully capitalised Line 4: Fully Capitalised Line 5: Six Section capitalised	2,920	2,846	69	5
Zinc India					
1.2mtpa mine expansion	Phase-wise by FY2020	2,076	1,265	304	507
Others		218	64	60	94
Zinc International					
Gamsberg Mining Project[2]	Completed Capitalisation	400	241	123	36
Copper India					
Tuticorin Smelter 400ktpa	Project is under Force Majeure	717	189	9	519
Avanstrate					
Furnace Expansion and Cold Repair	Completed	48	3	38	7
Capex Flexibility					
Metals and Mining					
Lanjigarh Refinery (Phase II) – 5mtpa	Under evaluation	1,570	836	21	713
Zinc India (1.2 Mtpa to 1.35mtpa mine expansion)	Subject to Board approval	698	-	1	697
Skorpion Refinery Conversion	Currently deferred till Pit 112 extension	156	14	-	142

1. *Capex approved for Cairn represents Net capex, however Gross capex is $3.2 bn.*
2. *Capex approved for Gamsberg $400 mn excludes interest during construction.*
3. *Is based on exchange rate at the time of approval.*
4. *Is based on exchange rate at the time of incurrence*
5. *Unspent capex represents the difference between total capex approved and cumulative spend as on 31st March 2019.*

VEDANTA LIMITED – FY2019 INVESTOR PRESENTATION 33

Entity Wise Cash and Debt Company 31 Mar 2019 (₹ Crore) 31 Mar 2018 (₹ Crore) Debt Cash & LI Net Debt Debt Cash & LI Net Debt Vedanta Limited Standalone 42,204 8,269 33,935 40,713 7,132 33,581 Cairn India Holdings Limited1 2,624 8,326 (5,702) 2,773 5,653 (2,880) Zinc India 2,538 19,512 (16,974) - 22,189 (22,189) Zinc International 415 926 (511) - 625 (625) BALCO 4,416 436 3,980 4,915 60 4,855 Talwandi Sabo 8,665 262 8,403 8,651 23 8,628 Vedanta Star Limited2 3,375 31 3,344 - - - Others3 1,988 1,507 481 1,107 519 588 Vedanta Limited Consolidated 66,225 39,269 26,956 58,159 36,201 21,958 Notes:Debt numbers are at Book Value and excludes inter-company eliminations. 1. Cairn India Holdings Limited is a wholly owned subsidiary of Vedanta Limited which holds 50% of the share in the RJ Block 2. Vedanta Star limited, 100% subsidiary of VEDL which owns 90% stake in ESL 3. Others includes MALCO Energy, CMT, VGCB, Electrosteel, Fujairah Gold, Vedanta Limited’s investment companies and ASI.

Debt Breakdown & Funding Sources Debt breakdown as of 31 March 2019 (in $bn) ( in 000’ Cr) Term debt 6.3 43.2 Working capital 0.6 3.9 Short term borrowing 2.8 19.1 Total consolidated debt 9.6 66.2 Cash and Liquid Investments 5.7 39.3 Net Debt 3.9 27.0 Debt breakup ($9.6bn) - INR Debt 92% - USD / Foreign Currency Debt 8% Diversified Funding Sources for Term Debt of $6.3bn (as of 31st Mar 2019) Note: USD–INR: 69.1713 at 31 Mar 2019 Term debt of $3.6bn at Standalone and $2.6bn at Subsidiaries, total consolidated $6.3bn Debt Breakdown (as of 31 Mar 2019)

EBITDA Bridge (Q4 FY 2019 vs. Q4 FY 2018) (In crore) Market & Regulatory (605) crore Operational 123 crore ESL 337 Zinc Int 158 HZL (287) Aluminium (52) Zinc, Lead & Silver (717) Aluminum (913) Brent 51 Note 1. Others mainly include impact of shutdown of Tuticorin smelter and pot relining accounting change in Q4 FY2018.

Segment Summary – Zinc India

Production *(in '000 tonnes, or as stated)*	Q4			Q3	Full year		
	FY 2019	FY 2018	% change YoY	FY2019	FY 2019	FY 2018	% change YoY
Mined metal content	**245**	**255**	**(4%)**	**247**	**936**	**947**	**(1%)**
Underground mines	245	197	24%	247	936	724	29%
Open cast mines	-	57	-	-	-	223	-
Integrated metal							
Refined Zinc – Integrated	175	206	(15%)	188	696	791	(12%)
Refined Lead – Integrated[1]	53	50	6%	54	198	168	18%
Refined Saleable Silver - Integrated (in tonnes)[2]	191	170	13%	178	679	558	22%
Financials *(In ₹ crore, except as stated)*							
Revenue	5,354	6,151	(13%)	5,467	20,656	22,050	(6%)
EBITDA	2,777	3,622	(23%)	2,839	10,600	12,254	(13%)
Zinc CoP without Royalty (₹ /MT)	69,600	59,600	17%	71,900	70,400	63,600	11%
Zinc CoP without Royalty ($/MT)	987	925	7%	997	1,008	976	3%
Zinc CoP with Royalty ($/MT)	1,373	1,373	-	1,332	1,381	1,365	1%
Zinc LME Price ($/MT)	2,702	3,421	(21%)	2,631	2,743	3,057	(10%)
Lead LME Price ($/MT)	2,036	2,523	(19%)	1,964	2,121	2,379	(11%)
Silver LBMA Price ($/oz)	15.6	16.8	(7%)	14.5	15.4	16.9	(9%)

1. *Excludes captive consumption of 1,403 tonnes in Q4 FY 2019 vs 1,570 tonnes in Q4 FY 2018 & 1,554 tonnes in Q3 FY 2019. For FY2019 it was 6,534 MT as compared to 6,946 MT in FY2018*
2. *Excludes captive consumption of 7.5MT in Q4 FY 2019 and 8.2 MT in Q4 FY 2018 & 8.1 MT in Q3 FY 2019. For FY2019 it was 34.2 MT as compared with 36.4 MT in FY2018*

VEDANTA LIMITED – FY2019 INVESTOR PRESENTATION

37

Segment Summary – Zinc International  Production (in’000 tonnes, or as stated) Q4 Q3 Full year FY 2019 FY 2018 % change YoY FY2019 FY 2019 FY 2018 % change YoY Refined Zinc – Skorpion 21 22 (5%) 20 66 84 (22%) Mined metal content- BMM 19 13 41% 18 65 72 (10%) Mined metal content- Gamsberg* 14 - - 3 17 - - Total 54 35 53% 41 148 157 (5%) Financials (In Crore, except as stated)               Revenue 1,002 822 22% 622 2,738 3,446 (21%) EBITDA 391 259 51% 206 698 1,415 (51%) CoP – ($/MT) 1,488 1,976 (25%) 1,757 1,912 1,603 19% Zinc LME Price ($/MT) 2,702 3,421 (21%) 2,631 2,743 3,057 (10%) Lead LME Price ($/MT) 2,036 2,523 (19%) 1,964 2,121 2,379 (11%) * Including trial run production of 6.6 kt in Q4 FY 19 , 3.0 kt in Q3 FY 19 and 9.6 kt in FY 19.

Segment Summary – Oil & Gas OIL AND GAS (boepd) Q4 Q3 Full year FY 2019 FY 2018 % change YoY FY2019 FY 2019 FY 2018 % change YoY Average Daily Gross Operated Production (boepd) 187,063 190,172 (2%) 187,191 188,784 185,587 2% Rajasthan 152,825 162,357 (6%) 151,574 155,903 157,983 (1%) Ravva 15,067 16,271 (7%) 16,775 14,890 17,195 (13%) Cambay 19,170 11,543 66% 18,842 17,991 10,408 73% Average Daily Working Interest Production (boepd) 118,135 121,929 (3%) 117,521 119,798 118,620 1% Rajasthan 106,978 113,650 (6%) 106,102 109,132 110,588 (1%) Ravva 3,390 3,661 (7%) 3,774 3,350 3,869 (13%) Cambay 7,668 4,617 66% 7,537 7,196 4,163 73% KG-ONN 2003/1 99 - - 108 119 - - Total Oil and Gas (million boe)               Oil & Gas- Gross operated 16.8 17.1 (2%) 17.2 68.9 67.7 2% Oil & Gas-Working Interest 10.6 11.0 (3%) 10.8 43.7 43.3 1% Financials (In crore, except as stated)               Revenue 3,175 2,749 15% 3,350 13,223 9,536 39% EBITDA 1,805 1,509 20% 1,973 7,656 5,429 41% Average Oil Price Realization ($ / bbl) 62.1 59.0 5% 65.1 66.0 50.7 30% Brent Price ($/bbl) 63.1 66.8 (6%) 68.8 70.4 57.5 22%

Segment Summary – Oil & Gas

OIL AND GAS (boepd)	Q4			Q3	Full year		
	FY 2019	FY 2018	% change YoY	FY2019	FY 2019	FY 2018	% change YoY
Average Daily Production							
Gross operated	187,063	190,172	(2%)	187,191	188,784	185,587	2%
Oil	172,859	181,612	(5%)	176,997	178,207	177,678	-
Gas (Mmscfd)	85	51	66%	61	64	47	34%
Non operated- Working interest	99	-	-	108	119	-	-
Working Interest	118,135	121,929	(3%)	117,521	119,798	118,620	1%
Rajasthan (Block RJ-ON-90/1)							
Gross operated	152,825	162,357	(6%)	151,574	155,903	157,983	(1%)
Oil	143,975	157,592	(9%)	146,534	149,964	154,307	(3%)
Gas (Mmscfd)	53	29	86%	30	36	22	61%
Gross DA 1	134,310	145,338	(8%)	131,473	137,076	141,385	(3%)
Gross DA 2	18,171	16,773	8%	19,598	18,342	16,450	12%
Gross DA 3	345	246	40%	503	485	149	-
Working Interest	106,978	113,650	(6%)	106,102	109,132	110,588	(1%)
Ravva (Block PKGM-1)							
Gross operated	15,067	16,271	(7%)	16,775	14,890	17,195	(13%)
Oil	12,202	14,081	(13%)	13,881	12,443	14,795	(16%)
Gas (Mmscfd)	17	13	31%	17	15	14	2%
Working Interest	3,390	3,661	(7%)	3,774	3,350	3,869	(13%)
Cambay (Block CB/OS-2)							
Gross operated	19,170	11,543	66%	18,842	17,991	10,408	73%
Oil	16,682	9,939	68%	16,581	15,800	8,576	84%
Gas (Mmscfd)	15	10	55%	14	13	11	20%
Working Interest	7,668	4,617	66%	7,537	7,196	4,163	73%
Average Price Realization							
Cairn Total (US$/boe)	61.2	58.8	4%	64.6	65.3	50.5	29%
Oil (US$/bbl)	62.1	59.0	5%	65.1	66.0	50.7	30%
Gas (US$/mscf)	7.9	8.7	(9%)	8.7	8.5	7.4	14%

VEDANTA LIMITED – FY2019 INVESTOR PRESENTATION 40

Segment Summary – Aluminium

Particulars (in'000 tonnes, or as stated)	Q4			Q3	Full year		
	FY 2019	FY 2018	% change YoY	FY2019	FY 2019	FY 2018	% change YoY
Alumina – Lanjigarh	424	351	21%	404	1,501	1,209	24%
Total Aluminum Production	**481**	**477**	**1%**	**502**	**1,959**	**1,675**	**17%**
Jharsuguda-I	135	132	2%	137	545	440	24%
Jharsuguda-II [1]	203	202	-	221	843	666	27%
245kt Korba-I	66	66	1%	66	260	259	-
325kt Korba-II [2]	77	77	1%	79	311	310	-
Financials *(In ₹ crore, except as stated)*							
Revenue	6,547	7,076	(7%)	7,605	29,229	23,156	26%
EBITDA – BALCO	132	301	(56%)	356	957	761	26%
EBITDA – Vedanta Aluminium	265	933	(72%)	(94)	1,245	1,893	(34%)
EBITDA Aluminum Segment	**397**	**1,234**	**(68%)**	**262**	**2,202**	**2,654**	**(17%)**
Alumina CoP – Lanjigarh ($/MT)	290	326	(11%)	308	322	326	(1%)
Alumina CoP – Lanjigarh (₹ /MT)	20,400	20,900	(2%)	22,200	22,500	21,000	7%
Aluminium CoP – ($/MT)	1,776	1,970	(10%)	2,025	1,940	1,887	3%
Aluminium CoP – (₹ /MT)	125,200	126,600	(1%)	146,000	135,600	121,600	12%
Aluminum CoP – Jharsuguda ($/MT)	1,771	1,955	(9%)	2,015	1,938	1,867	4%
Aluminium CoP – Jharsuguda(₹ /MT)	124,900	125,700	(1%)	145,300	135,500	120,300	13%
Aluminum CoP – BALCO ($/MT)	1,789	2,005	(11%)	2,045	1,945	1,923	1%
Aluminium CoP – BALCO (₹ /MT)	126,100	128,900	(2%)	147,500	135,900	123,900	10%
Aluminum LME Price ($/MT)	1,859	2,159	(14%)	1,971	2,035	2,046	(1%)

1. *Including trial run production of 13.5 kt in Q4 FY2019 and 9.8 kt in Q4 FY2018 and 14.0 kt in Q3 FY2019. For FY 2019 Trial run production was 60.5 kt vs 61.8 kt in FY2018*
2. *Including trial run production of NIL in Q4 FY 2019 and NIL tonnes in Q4 FY2018 and NIL tonnes in Q3 FY2019. For FY 2019 Trial run production was NIL vs 16.1 kt in FY2018*

VEDANTA LIMITED – FY2019 INVESTOR PRESENTATION 41

Aluminium profitability (276) 1,971 29 93 2,093 (875) (793) (357) 11 $79/t (146) (225) (292) Q3 ‘19 $/t (784) 2,010 Operating costs Q4 ‘19

Segment Summary – Power Particulars (in million units) Q4 Q3 Full year FY 2019 FY 2018 % change YoY FY2019 FY 2019 FY 2018 % change YoY Total Power Sales 3,520 3,109 13% 3,165 13,517 11,041 22% Jharsuguda 600 MW 615 404 52% 136 1,039 1,172 (11%) BALCO 600 MW 593 388 53% 438 2,168 1,536 41% HZL Wind Power 77 58 33% 48 449 414 9% MALCO - - - - - 4 - TSPL 2,235 2,258 (1%) 2,543 9,858 7,915 25% Financials (in crore except as stated) Revenue 1,593 1,764 (10%) 1,623 6,524 5,652 15% EBITDA 360 594 (39%) 364 1,527 1,665 (8%) Average Cost of Generation( /unit) ex. TSPL 3.10 2.73 14% 2.92 2.90 2.33 24% Average Realization ( /unit) ex. TSPL 3.09 3.01 3% 3.58 3.38 2.88 17% TSPL PAF (%) 85% 93%  - 81% 88% 74% - TSPL Average Realization ( /unit) 3.96 3.43 15% 4.19 4.09 3.52 16% TSPL Cost of Generation ( /unit) 2.90 2.33 24% 3.18 3.08 2.54 21%

Segment Summary – Power (contd.)

Power Generation Capacity – c. 9GW

IPP: 3.3GW

- 600MW Jharsuguda (of 2400MW plant)
- 1,980MW TSPL
- 300MW BALCO (of 1200MW plant)
- 274MW HZL Wind Power
- 100MW MALCO



37%
63%

CPP:5.5GW

- 1,215MW Jharsuguda
- 3*600MW Jharsuguda (of 2400MW plant)
- 540MW BALCO
- 270MW BALCO
- 3*300MW BALCO (of 1200 MW plant)
- 90MW Lanjigarh
- 474MW HZL
- 160MW Tuticorin
- 80 MW ESL

Note: MALCO 100MW (IPP) is under care and maintenance since 26th May 2017

BALCO 300 MW: rreceived an order dated January 1, 2019 from CSERC for Conversion of 300 MW IPP to CPP. During Q4 FY2019, 184 units were sold externally from this plant.

VEDANTA LIMITED – FY2019 INVESTOR PRESENTATION 44

Segment Summary – Iron Ore

Particulars *(in million dry metric tonnes, or as stated)*	Q4			Q3	Full year		
	FY 2019	FY 2018	% change YoY	FY2019	FY 2019	FY 2018	% change YoY
Sales	**1.4**	**2.7**	**(49%)**	**0.7**	**3.8**	**7.6**	**(49%)**
Goa	0.0	2.4	-	0.1	1.3	5.4	(77%)
Karnataka	1.4	0.3	-	0.6	2.6	2.2	19%
Production of Saleable Ore	**0.9**	**1.7**	**(47%)**	**0.7**	**4.4**	**7.1**	**(38%)**
Goa	-	1.5	-	-	0.2	4.9	(95%)
Karnataka	0.9	0.1	-	0.7	4.1	2.2	89%
Production ('000 tonnes)							
Pig Iron	184	182	1%	163	686	646	6%
Financials *(In ₹ crore, except as stated)*							
Revenue	853	1,067	(20%)	658	2,911	3,162	(8%)
EBITDA	240	178	35%	101	584	400	46%

Segment Summary – Steel*

Particulars *(in million dry metric tonnes, or as stated)*	Q4			Q3	Full year		
	FY 2019	FY 2018	% change YoY	FY2019	FY 2019	FY 2018	% change YoY
Total Production	**347**	**301**	**15%**	**325**	**1,199**	**1,025**	**17%**
Pig Iron	35	33	6%	47	142	179	(21%)
Billet	9	9	(7%)	24	39	50	(21%)
TMT Bar	134	99	36%	111	441	300	47%
Wire Rod	116	112	3%	103	427	365	17%
Ductile Iron Pipes	53	47	12%	40	150	130	15%
Financials (In ₹ crore, except as stated)							
Revenue	1,581	1,158	36%	1,198	4,909	3,594	37%
EBITDA	337	164	-	249	970	353	-
Margin ($/t)	122	103	18%	120	115	53	-

* *Vedanta acquired steel on 4th June 2018,* Previous period numbers are memorandum information for the purpose of performance evaluation of the Company.

VEDANTA LIMITED – FY2019 INVESTOR PRESENTATION 45

Segment Summary – Copper India  Production (in ’000 tonnes, or as stated) Q4 Q3 Full year FY 2019 FY 2018 % change YoY FY 2019 FY 2019 FY 2018 % change YoY Copper - Cathodes 26 106 (75%) 23 90 403 (78%) Tuticorin power sales (million units) - 2 - - - 39 - Financials (In crore, except as stated)               Revenue 2,803 7,508 (63%) 2,763 10,739 24,951 (57%) EBITDA (69) 347 - (75) (235) 1,055 - Copper LME Price ($/MT) 6,215 6,961 (11%) 6,172 6,337 6,451 (2%)

Sales Summary Sales volume Q4 FY2019 FY 2019 Q4 FY2018 FY 2018 Q3 FY2019 Zinc-India Sales         Refined Zinc (kt) 177 694 210 793 187 Refined Lead (kt) 52 198 50 169 54 Total Zinc-Lead (kt) 229 892 259 961 241 Silver (tonnes) 196 676 169 558 178 Zinc-International Sales Zinc Refined (kt) 26 66 23 85 16 Zinc Concentrate (MIC) 22 42 6 34 8 Total Zinc (Refined+Conc) 47 108 29 118 24 Lead Concentrate (MIC) 9 36 8 53 11 Total Zinc-Lead (kt) 56 144 37 171 34 Aluminium Sales Sales - Wire rods (kt) 106 367 115 381 90 Sales - Rolled products (kt) 9 26 8 27 6 Sales - Busbar and Billets (kt) 78 383 102 316 105 Total Value added products (kt) 192 776 224 723 200 Sales - Ingots (kt) 275 1,139 263 949 294 Total Aluminium sales (kt) 467 1,916 487 1,672 494

Sales Summary

Sales volume	Q4 FY 2019	FY2019	Q4 FY 2018	FY2018	Q3 FY2019
Iron-Ore Sales					
Goa (mn DMT)	0.0	1.3	2.4	5.4	0.1
Karnataka (mn DMT)	1.4	2.6	0.3	2.2	0.6
Total (mn DMT)	1.4	3.8	2.7	7.6	0.7
Pig Iron (kt)	191	684	185	645	155
Copper-India Sales					
Copper Cathodes (kt)	3	6	43	200	2
Copper Rods (kt)	28	112	64	203	31
Sulphuric Acid (kt)	-	9	138	505	-
Phosphoric Acid (kt)	-	1	45	195	-
Total Steel Sales (kt)	**392**	**1,185**	**291**	**1,028**	**290**
Pig Iron	37	142	37	185	50
Billet	15	32	5	43	3
TMT Bar	152	442	92	310	102
Wire Rod	125	421	114	360	99
Ductile Iron Pipes	63	148	45	129	36

Sales volume Power Sales (mu)	Q4 FY 2019	FY2019	Q4 FY 2018	FY2018	Q3 FY2019
Jharsuguda 600 MW	615	1,039	404	1,172	136
TSPL	2,235	9,858	2,258	7,915	2,543
BALCO 600 MW	593	2,168	388	1,536	438
MALCO	-	-	-	4	-
HZL Wind power	77	449	58	414	48
Total sales	**3,520**	**13,517**	**3,109**	**11,041**	**3,165**
Power Realisations (INR/kWh)					
Jharsuguda 600 MW	2.38	2.42	2.67	2.34	3.15
TSPL[2]	3.96	4.09	3.43	3.52	4.19
Balco 600 MW	3.71	3.67	3.21	2.93	3.67
MALCO	-	-	-	3.21	-
HZL Wind power	4.04	4.20	4.04	4.21	3.93
Average Realisations[1]	**3.09**	**3.38**	**3.01**	**2.88**	**3.58**
Power Costs (INR/kWh)					
Jharsuguda 600 MW	3.63	4.28	3.46	2.82	4.68
TSPL[2]	2.90	3.08	2.33	2.54	3.18
Balco 600 MW	2.75	2.65	2.20	2.31	2.45
MALCO	-	-	-	41.65	-
HZL Wind power	1.46	0.88	1.09	0.63	2.18
Average costs[1]	**3.10**	**2.90**	**2.73**	**2.33**	**2.92**

1. Average excludes TSPL
2. Based on Availability

VEDANTA LIMITED – FY2019 INVESTOR PRESENTATION 48

Currency and Commodity Sensitivities Commodity prices – Impact of a 10% increase in Commodity Prices Commodity FY 2019 Average price EBITDA ($mn) Oil ($/bbl) 70 119 Zinc ($/t) 2,743 196 Aluminium ($/t) 2,035 291 Lead ($/t) 2,121 42 Silver ($/oz) 15.4 35 Foreign Currency - Impact of 1 Rs depreciation in FX Rate Currency Increase in EBITDA INR/USD ~ INR 600 crs / year

Group Structure



Vedanta Resources Ltd
79.4%
50.1%
Konkola Copper Mines (KCM)
Vedanta Ltd
Divisions of Vedanta Limited
Sesa Iron Ore
Sterlite Copper
Power (600 MW Jharsuguda)
Aluminium (Odisha aluminium and power assets)
Cairn Oil & Gas*
Subsidiaries of Vedanta Ltd
64.9%
51%
100%
100%
90%
Zinc India (HZL)
Bharat Aluminium (BALCO)
Zinc International (Skorpion -100% BMM-74%)
Talwandi Sabo Power (1,980 MW)
Electrosteels Steel limited
Listed entities
Unlisted entities

Note: Shareholding as on March 31, 2019
**50% of the share in the RJ Block is held by a subsidiary of Vedanta Ltd*

VEDANTA LIMITED – FY2019 INVESTOR PRESENTATION 50

Results Conference Call Details Results conference call is scheduled at 6:30 PM (IST) on May 7, 2019. The dial-in numbers for the call are given below: Event Telephone Number Earnings conference call on May 7, 2019 India – 6:30 PM (IST) India: +91 7045671221 Toll free: 1800 120 1221 Universal access: +91 22 7115 8015 +91 22 6280 1114 Singapore – 9:00 PM (Singapore Time) Toll free number 800 101 2045 Hong Kong – 9:00 PM (Hong Kong Time) Toll free number 800 964 448 UK – 2:00 PM (UK Time) Toll free number 0  808 101 1573 US – 9:00 AM (Eastern Time) Toll free number 1 866 746 2133 For online registration https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=86186&linkSecurityString=1f2bfd88 Link to view Live Webcast of Earnings conference https://services.choruscall.eu/links/vedantalimited190507.html Replay of Conference Call (May 7, 2019 to May 14, 2019) Mumbai +91 22 7194 5757 Passcode: 63835#